310 Holdings, Inc.
9903 Santa Monica Boulevard, Suite 406,
Beverly Hills, California 90212

November 17, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:	310 Holdings, Inc.
Filed 8-K Filed November 19, 2008 File No. 000-52444

Dear Ms. Fugario and Mr. Kronforst:

Below are the responses to your comments to your letter of November 24, 2008:

Form 8-K Filed November 19, 2008

Item 4.01

1.
Please amend the Form 8-K to address the uncertainty related to the ability of the company to continue as a going concern, which is disclosed in the independent accountants' report on the audited financial statements for the year, ended December 31, 2006. Please note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S..K.

We have noted your comment and revised the disclosure.

2.	In your amended Form S-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

We have noted your comment and included a dated Exhibit 16 letter from the former accountant addressing the revised disclosures

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rene Gomez
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Rene Gomez
Chief Executive Officer
Date:  December 17, 2008